Room 4561

February 13, 2007

Mr. Kent Plunkett, Chief Executive Officer
Salary.com, Inc.
195 West St.
Waltham, MA 02451

> **Re: Salary.com, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-138646**
> **Filed on February 9, 2007**

Dear Mr. Plunkett:

We have reviewed your amended filing and have the following comments.

Financial Statements

Statements of Cash Flows, page F-7

1.   We note that you have classified prepaid stock issuance costs as an operating cash outflow. Since these costs relate to the issuance of equity instruments as disclosed on page 50, it appears that this cash outflow is a financing activity. Please explain your basis for the classification in your statements of cash flows and refer to the authoritative literature you relied upon.

Note 2. Summary of Significant Accounting Policies, page F-9

Net Loss Attributable to Common Stockholders Per Share, page F-13

2.   We note your disclosure on page F-14 that the reverse stock split will occur upon the closing of the IPO, however we also note that disclosures on pages 5 and F-28 indicate that the reverse split was effective January 17, 2007. Please revise your disclosures accordingly.

Note 4. Intangible Assets, page F-17

3.   We note that you have recorded an intangible asset for acquired data acquisition costs. Please describe the nature of these costs, explain your basis for recording these costs as an intangible asset and refer to the authoritative literature you relied upon. Also, please tell us how you determined that the useful life of the data acquisition costs was three years. In this regard, we note that the disclosure on page F-29 appears to indicate that the initial term of the arrangement is one year.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Robert E. Puopolo, Esq.
         Goodwin & Procter LLP
         by facsimile at 617-523-1231